SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09045665

February 10, 2009

Our contact
Marianne Bergström

SUPPL

SEC Mail Processing
Section

MAR 09 2009

Washington, DC
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Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published February 10, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
February 10, 2009	Press Release	Skanska launches LEED – a leading global environmental system – in Nordic region	law and by the listing agreement with Stockholm Stock Exchange

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SKANSKA

Press release

2009-02-10
08:30 am CET

Skanska launches LEED – a leading global environmental system – in Nordic region

Skanska is incorporating the international environmental certification system LEED® (Leadership in Energy and Environmental Design) in its Nordic building construction operations. Consequently, Skanska becomes the first construction company in the Nordic region to offer customers environmental certification in accordance with LEED for construction projects and for commercial development projects. All Skanska's own commercial development projects and new premises for its own operations will also be certified in accordance with LEED.

LEED is one of the world's leading systems for environmental certification of buildings. Resource utilization, the building's location, design and indoor climate as well as energy and waste minimization are a few of the criteria on which LEED classification is based.

Certification is carried out and verified by an independent third party through the United States Green Building Council (USGBC).

Starting today, about 100 Nordic Skanska employees will be trained to lead the LEED design and certification process and to serve as advisors to Skanska's customers. The training will be carried out with the aid of some of Skanska's approximately 350 LEED Accredited Professionals in the US operations. Accreditation of the training will be performed through the Green Building Certification Institute, an independent organization charged with administrating and monitoring this process.

The LEED system, combined with LEED training, provides Skanska with a tool for total evaluation of the building's environmental impact based on internationally recognized and objective methods.

Skanska has completed approximately 70 LEED certified projects in the US and the first project in the Czech Republic. Currently, the first LEED projects in Finland and Sweden are being developed.

Seven Skanska projects have achieved an EU GreenBuilding rating, which means at least 25-percent lower energy use than what is

prescribed in national standards. In addition to energy, LEED covers wider environmental impact. LEED certification and the EU GreenBuilding rating can be applied in parallel.

"The demand for environmentally rated and energy-efficient buildings is increasing. This trend will be accentuated further when the market rebounds. Then we will be ready," says Johan Karlström, President and CEO of Skanska. "In the US, many large cities and states already require LEED certification for new buildings. Today, about 40 percent of the US population lives in these areas and we have carried out several LEED certified projects there.

"We have a solid foundation on which to build further. The entire Group has been environmentally certified in accordance with ISO 14001 since 2002. And we have demonstrated that we can meet high environmental standards, in the Nordic region as well as in the US and Europe. Through adopting the same rating system, we will be positioned to share knowledge and raise our performance worldwide."

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99
Hanne Rønneberg, Senior Vice President Green, Skanska AB, tel+46 8 753 88 62

For more information about LEED, read the appendix.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

Facts about LEED

The LEED (Leadership in Energy and Environmental Design) System is a voluntary system for developing high-performance, sustainable buildings. LEED promotes environmental solutions for sustainable site development, water savings, energy efficiency, materials and resources selection and indoor environmental quality.

Through fulfilling and documenting specified demands, buildings can receive LEED Green Building Certification. The aforementioned areas are assessed and points assigned. In the updated version, LEED 2009, reduced energy consumption and greenhouse gases are assigned increased weight and will comprise 31 percent of the total assessment.

LEED Green Building classification can be attained at four levels: LEED Platinum, LEED Gold, LEED Silver and LEED Certified, depending on the number of points attained. Renovation projects can also be certified.

The LEED System was developed by the U.S. Green Building Council (USGBC), a nonprofit membership organization with a vision of a sustainable built environment. Its membership includes corporations, builders, universities, government agencies, and other nonprofit organizations. USGBC is dedicated to expanding green building practices and education through its LEED Green Building Rating System™.

Specially certified persons, designated LEED Accredited Professionals (LEED APs) are responsible for leading and advising with regard to green building, These persons are trained and accredited by the Green Building Certification Institute (GBCI). In the US, about 10 percent of newly constructed buildings attain LEED certification. California has the most (about 1,900 buildings), while New York, Texas and Washington also have many (>500) LEED Certified buildings.

Skanska and LEED
Skanska has carried out about 70 LEED projects in the US. The local offices in New York, Atlanta and Seattle are LEED Certified. Skanska has some 350 LEED Accredited Professionals. Skanska's Elizabeth Heider is a member of the Board of the U.S. Green Building Council.

Skanska has also completed LEED projects in Finland and the Czech Republic.

More about LEED and USGBC at www.usgbc.com.